UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

NUVEEN PENNSYLVANIA INVESTMENT QUALITY MUNICIPAL FUND

(Name of Issuer)

VARIABLE RATE MUNIFUND TERM PREFERRED SHARES

(Title of Class of Securities)

670972876

(CUSIP Number)

James F. Powers

Senior Company Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 374-6611

With a copy to:

Patrick Quill

Ashurst LLP

7 Times Square, 19th Floor

New York, NY 10036

(212) 205-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 670972876

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 480
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 480
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 670972876

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 480
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 480
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 480
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 100%
14.	Type of Reporting Person (See Instructions) 00

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated May 20, 2014 and filed with the SEC on May 30, 2014 (the “Original Schedule 13D”), for Wells Fargo & Company (“Wells Fargo”) and Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) (collectively, the “Reporting Persons”) with respect to the variable rate munifund term preferred shares (“VMTP Shares”) of Nuveen Pennsylvania Investment Quality Municipal Fund (the “Issuer”). This Amendment is being filed as a result of the execution of an amendment to the voting trust agreement in place in respect of the VMTP Shares.

Item 2

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo and its subsidiaries provide banking, insurance, investments, mortgage, and consumer and commercial finance through more than 8,700 locations, 12,500 ATMs, the internet and mobile banking to individuals, businesses and institutions across the United States and internationally.”

Item 6

Item 6 of the Original Schedule 13D is hereby amended by deleting the second sentence thereof and inserting the following in its place:

“With respect to the VMTP Shares owned by Capital Strategies, on May 20, 2014, Capital Strategies assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated May 20, 2014 among Capital Strategies, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”), as amended on July 15, 2015.”

Item 7 Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.6	Omnibus Amendment to Voting Trust Agreements”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2015

WELLS FARGO & COMPANY

By:	/s/ Michael J. Choquette
Name: Michael J. Choquette
Title: Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Adam Joseph
Name: Adam Joseph
Title: President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.6	Omnibus Amendment to Voting Trust Agreements

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
John G. Stumpf	Chairman, President and Chief Executive Officer; Director	Chief Executive Officer of Wells Fargo & Company

Patricia R. Callahan	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

David M. Carroll	Senior Executive Vice President (Wealth, Brokerage and Retirement)	Head of Wealth, Brokerage and Retirement of Wells Fargo

Hope A. Hardison[1]	Executive Vice President (Human Resources)	Head of Human Resources of Wells Fargo

Michael J. Heid	Executive Vice President (Home Lending)	Head of Home Lending of Wells Fargo

Timothy J. Sloan	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking of Wells Fargo

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Michael J. Loughlin	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Avid Modjtabai	Senior Executive Vice President (Consumer Lending)	Head of Consumer Lending of Wells Fargo

[1]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

Kevin A. Rhein	Senior Executive Vice President and Chief Information Officer	Chief Information Officer of Wells Fargo

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

James Strother	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Carrie L. Tolstedt	Senior Executive Vice President (Community Banking)	Head of Community Banking of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

Elaine L. Chao	Director	Former U.S. Secretary of Labor

John S. Chen	Director	Executive Chairman and Chief Executive Officer of BlackBerry Limited

Lloyd H. Dean	Director	President, CEO and Director of Dignity Health

Elizabeth A. Duke	Director	Former member of the Federal Reserve Board of Governors

Susan E. Engel	Director	Retired Chief Executive Officer of Portero, Inc.

Enrique Hernandez, Jr.	Director	Chairman, President, CEO and Director of Inter-Con Security Systems, Inc.

Donald M. James	Director	Chairman, CEO and Director of Vulcan Materials Company

Cynthia H. Milligan	Director	Dean Emeritus, College of Business Administration at University of Nebraska – Lincoln

Federico F. Peña	Director	Senior Advisor of Vestar Capital Partners

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Judith M. Runstad	Director	Former Partner and currently Of Counsel at Foster Pepper PLLC

Stephen W. Sanger	Director	Retired Chairman, CEO of General Mills, Inc.

Susan G. Swenson	Director	Retired President, CEO of Sage Software – North America, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Michael Hanna	Executive Vice President; Manager	100 S Ashley Dr, Tampa, FL 33602	Executive Vice President of Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Lisa DeCarlo	Manager	333 Market St, San Francisco, CA 94105	Managing Director at Wells Fargo Bank, NA

Peter Hill	Manager	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Humbert Nelli	Manager	301 S College St, Charlotte, NC 28202	Managing Director at Wells Fargo Bank, NA

SCHEDULE II

LITIGATION SCHEDULE

AUCTION RATE SECURITIES (LEGACY WACHOVIA) Beginning in August 2008, Wachovia Securities, LLC, n/k/a Wells Fargo Advisors LLC (Wachovia Securities) and Wachovia Capital Markets, LLC, n/k/a Wells Fargo Securities LLC (collectively with Wachovia Securities, the Wachovia Securities Affiliates) entered into settlements agreements with state regulatory agencies, including the Secretary of State for the State of Missouri (as the lead state in the North American Securities Administrators Association task force investigating the marketing and sale of auction rate securities), relating to investigations of sales practice and other issues related to the sales of auction rate securities (ARS). Wachovia Securities also announced a settlement in principle with the Securities and Exchange Commission (SEC) of its similar investigation. Without admitting or denying liability, the agreements required that the Wachovia Securities Affiliates purchase certain ARS sold to customers in accounts at the Wachovia Securities Affiliates, reimburse investors who sold ARS purchased at the Wachovia Securities Affiliates for less than par, provide liquidity loans to customers at no net interest until the ARS are repurchased, offer to participate in special arbitration procedures with customers who claim consequential damages from the lack of liquidity in ARS and refund refinancing fees to certain municipal issuers who issued ARS and later refinanced those securities through the Wachovia Securities Affiliates. Without admitting or denying liability, the Wachovia Securities Affiliates also agreed to pay a total fine of $50 million to the state regulatory agencies and agreed to the entry of consent orders and Wachovia Securities agreed to entry of an injunction by the SEC.

AUCTION RATE SECURITIES (LEGACY WELLS FARGO) Beginning in November 2009, three broker-dealer subsidiaries (the Broker-Dealer Subsidiaries), Wells Fargo Investments, LLC, Wells Fargo Securities, LLC (as successor to Wells Fargo Brokerage Services, LLC), and Wells Fargo Institutional Securities, LLC, of Wells Fargo & Company (“Wells Fargo”) entered into settlement agreements with state securities regulators regarding the Broker-Dealers Subsidiaries’ participation in the auction rate securities (ARS) market. Under the agreements, the Broker-Dealer Subsidiaries agreed to purchase Auction Rate Securities (ARS) from eligible investors that bought ARS through the Broker-Dealer Subsidiaries prior to February 13, 2008 and to cease and desist from certain activities. Without admitting or denying liability, Wells Fargo Investments, LLC, agreed to pay $1.9 million in fines and penalties and the Broker-Dealer Subsidiaries agreed to reimburse investigative expenses.

MUNICIPAL DERIVATIVES BID PRACTICES INVESTIGATION The Department of Justice (DOJ) and the SEC, beginning in November 2006, requested information from a number of financial institutions, including Wachovia Bank, N.A.’s (n/k/a Wells Fargo Bank, NA) municipal derivatives group, with regard to competitive bid practices in the municipal derivative markets. Other state and federal agencies subsequently also began investigations of the same practices. On December 8, 2011, a global resolution of the Wachovia Bank investigations was announced by DOJ, the Internal Revenue Service, the SEC, the Office of the Comptroller of the Currency and a group of State Attorneys General. The investigations were settled with Wachovia Bank agreeing to pay a total of approximately $148 million in penalties and remediation to the various agencies.

The SEC alleged that Wachovia Bank engaged in certain acts in connection with the bidding of certain municipal reinvestment instruments during a period prior to 2006, in violation of section 17(a) of the Securities Exchange Act of 1933. Without admitting or denying the allegations in the complaint, Wachovia Bank consented to the entry of an injunction in the matter, and to make some of the financial payments described above.

ASSET-BACKED COMMERCIAL PAPER INVESTIGATION On August 14, 2012, the SEC entered a settled administrative order against Wells Fargo Brokerage Services LLC (n/k/a Wells Fargo Securities, LLC) and a former sales representative concerning alleged sales practice and suitability issues related to certain 2007 sales of three asset-backed commercial paper products to institutional and municipal purchasers. Without admitting or denying the allegations, the firm agreed to a censure, a cease-and-desist order, disgorgement of $65,000 plus prejudgment interest, and a civil penalty of $6.5 million.

ABS CDO INVESTIGATION In April of 2011, Wells Fargo Securities, LLC (f/k/a Wachovia Capital Markets, LLC) entered into a settlement with the SEC in which the firm paid $11.2 million in disgorgement and penalties and agreed to cease and desist from violating Sections 17(a)(2) and (3) of the Securities Act, in order to resolve issues arising from an investigation into Wachovia Capital Markets, LLC’s ABS CDO underwriting, marketing and pricing practices.

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period included fines of less than $100,000 each.